

At If Shaikh
Oct 19 ·

If you love CircleIt. Opportunity to invest in our technology publicly is coming 11/1/2022. Check us out on WeFunder. https://wefunder.com/circleit/

SEC Legal Disclosure: https://tinyurl.com/mrhr3ynx



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Invest in CircleIt Inc: Send cards & gifts to loved ones to any future date even long after you're gone.



Art Shaikh (He/Him) • You

Founder & CEO | CircleIt | DigitalWill.com | The crazy one that will change the 🌎

1mo • Edited •

EXCITING OPPORTUNITY TO INVEST IN CIRCLEIT. A healthy alternative to social media. Our vision is to be the go-to platform for family legacy preservation and end-of-life services.

Reserve your spot by visiting https://lnkd.in/gEFHk_mn

After we finalize SEC legal disclosures, you'll receive an email from WeFunder asking you to reconfirm your investment. Your investment won't be made until you receive this email and agree to fund the company. You will be charged when the fundraise goes live and you confirm your reservation into an investment.


ORDER FLOWERS
Card Store
Gift Store
Upcoming Events

Invest in CircleIt Inc: Send cards & gifts to loved ones to any future date even long after you're gone.

wefunder.com • 3 min read

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.